FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re: SYNGENTA AG

Disclosure:	“Syngenta comments on Monsanto announcement”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Paul Barrett Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Lars Oestergaard Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, August 26, 2015

Syngenta comments on Monsanto announcement

The Board of Syngenta confirms that it received a verbal proposal from Monsanto to acquire the company at a price of CHF245 in cash and a fixed ratio of 2.229 Monsanto shares per Syngenta share. At market close on August 25 this equated to a price of CHF 433 per Syngenta share.

After engaging with Monsanto on their latest approach, the Board unanimously rejected their revised proposal. It significantly undervalued the company and was fraught with execution risk. Furthermore, recent market volatility highlighted the significant risk for Syngenta shareholders resulting from the structure of this proposal. In addition, certain key issues were not addressed by Monsanto in sufficient detail to allow Syngenta to make a proper assessment of the proposed new entity, which would have been 30 percent owned by Syngenta shareholders.

In particular, Monsanto did not provide sufficient clarity on the following four issues:

1.	Their estimate of total cost and revenue synergies

2.	Their assumptions regarding net sales proceeds of seeds and traits

3.	The nature and extent of regulatory covenants that they were prepared to offer

4.	The assessment of risks and benefits from a tax inversion to the United Kingdom

Michel Demaré, Chairman of Syngenta, said: “We engaged with Monsanto in good faith and highlighted those key issues which required more concrete information in order to continue a dialogue. We take note of Monsanto’s decision. Our Board is confident that Syngenta’s long-term prospects remain very attractive with a leading portfolio and a promising pipeline of new products and technologies. We are committed to accelerate shareholder value creation.”

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

SYNGENTA AG
Date:	August 26, 2015	By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services &Group Administration

		By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs